POULTON & YORDAN

ATTORNEYS AT LAW

RICHARD T. LUDLOW

September 13, 2007

Mark Wojciechowski

Staff Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

Washington, D.C. 20549

Re:	Bekem Metals, Inc.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Filed on April 2, 2007
Form 10-Q for the Quarterly Period Ended June 30, 2007
Filed on August 14, 2007
File No.: 0-50218

Dear Mr. Wojciechowski:

This letter is written in response to a staff comment letter dated September 6, 2007, from your office addressed to Bekem Metals, Inc. The Company will not complete its responses within ten business days for receipt of your letter and requests additional time to respond. The Company anticipates that it will file its response to your comment letter by no later than October 1, 2007.

If you have any questions, please contact me directly.

Very truly yours,

POULTON & YORDAN

Richard T. Ludlow
Attorney at Law

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